SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

ADAGIO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00534A102

(CUSIP Number)

Lauren Crockett

Polaris Partners

One Marina Park Drive, 10th Floor

Boston, MA 02210

(781) 290-0770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Venture Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,120,194 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,120,194 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,120,194 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.8% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris V (as defined in Item 2(a) below). PVMC V (as defined in Item 2(a) below) is the general partner of Polaris V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members (as defined in Item 2(c) below) are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 111,245,660 shares of Common Stock outstanding (including shares issued upon the full exercise by the underwriters of their option to purchase additional shares in the Offering (as defined in Item 3 below)), as reported by the Issuer in its final prospectus dated August 5, 2021 and filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2021 pursuant to Rule 424(b)(4) (the “Prospectus”) under the U.S. Securities Act of 1933, as amended.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Venture Partners Entrepreneurs’ Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,814 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,814 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,814 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris EF V (as defined in Item 2(a) below). PVMC V is the general partner of Polaris EF V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 111,245,660 shares of Common Stock outstanding (including shares issued upon the full exercise by the underwriters of their option to purchase additional shares in the Offering), as reported by the Issuer in the Prospectus.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Venture Partners Founders’ Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,374 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,374 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,374 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris FF V (as defined in Item 2(a) below). PVMC V is the general partner of Polaris FF V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 111,245,660 shares of Common Stock outstanding (including shares issued upon the full exercise by the underwriters of their option to purchase additional shares in the Offering), as reported by the Issuer in the Prospectus.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Venture Partners Special Founders’ Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,198 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,198 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,198 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris SFF V (as defined in Item 2(a) below). PVMC V is the general partner of Polaris SFF V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 111,245,660 shares of Common Stock outstanding (including shares issued upon the full exercise by the underwriters of their option to purchase additional shares in the Offering), as reported by the Issuer in the Prospectus.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Venture Management Co. V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,233,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,233,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,233,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of: (i) 3,120,194 shares held of record by Polaris V, (ii) 60,814 shares held of record by Polaris EF V, (iii) 21,374 shares held of record by Polaris FF V and (iv) 31,198 shares held of record by Polaris SFF V. PVMC V is the general partner of each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V and may be deemed to have shared voting, investment and dispositive power with respect to these securities. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 111,245,660 shares of Common Stock outstanding (including shares issued upon the full exercise by the underwriters of their option to purchase additional shares in the Offering), as reported by the Issuer in the Prospectus.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,800,460 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,800,460 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,460 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris IX (as defined in Item 2(a) below). PPGP IX (as defined in Item 2(a) below) is the general partner of Polaris IX and may be deemed to have shared voting, investment and dispositive power with respect to these securities. Terrance McGuire, an interest holder in PPGP IX and a member of the Issuer’s board of directors, and the PPGP IX Managing Members (as defined in Item 2(c) below) are the managing members of PPGP IX and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris IX.

(2)

Based on 111,245,660 shares of Common Stock outstanding (including shares issued upon the full exercise by the underwriters of their option to purchase additional shares in the Offering), as reported by the Issuer in the Prospectus.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Partners GP IX, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,800,460 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,800,460 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,460 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Polaris IX. PPGP IX is the general partner of Polaris IX and may be deemed to have shared voting, investment and dispositive power with respect to these securities. Terrance McGuire, an interest holder in PPGP IX and a member of the Issuer’s board of directors, and the PPGP IX Managing Members are the managing members of PPGP IX and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris IX.

(2)

Based on 111,245,660 shares of Common Stock outstanding (including shares issued upon the full exercise by the underwriters of their option to purchase additional shares in the Offering), as reported by the Issuer in the Prospectus.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Healthcare Technology Opportunities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 497,660 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 497,660 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,660 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Polaris HCT (as defined in Item 2(a) below). PHCT GP (as defined in Item 2(a) below) is the general partner of Polaris HCT and may be deemed to have shared voting, investment and dispositive power with respect to these securities. Terrance McGuire, an interest holder in PHCT GP and a member of the Issuer’s board of directors, and the PHCT GP Managing Members (as defined in Item 2(c) below) are the managing members of PHCT GP and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris HCT.

(2)

Based on 111,245,660 shares of Common Stock outstanding (including shares issued upon the full exercise by the underwriters of their option to purchase additional shares in the Offering), as reported by the Issuer in the Prospectus.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Polaris Healthcare Technology Opportunities Fund GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 497,660 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 497,660 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,660 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Polaris HCT. PHCT GP is the general partner of Polaris HCT and may be deemed to have shared voting, investment and dispositive power with respect to these securities. Terrance McGuire, an interest holder in PHCT GP and a member of the Issuer’s board of directors, and the PHCT GP Managing Members are the managing members of PHCT GP and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris HCT.

(2)

Based on 111,245,660 shares of Common Stock outstanding (including shares issued upon the full exercise by the underwriters of their option to purchase additional shares in the Offering), as reported by the Issuer in the Prospectus.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Terrance McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,531,700 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,531,700 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,531,700 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.7% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of: (i) 3,120,194 shares held of record by Polaris V, (ii) 60,814 shares held of record by Polaris EF V, (iii) 21,374 shares held of record by Polaris FF V, (iv) 31,198 shares held of record by Polaris SFF V, (v) 4,800,460 shares held of record by Polaris IX and (vi) 497,660 shares held of record by Polaris HCT. PVMC V is the general partner of each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V. PPGP IX is the general partner of Polaris IX and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris IX. Terrance McGuire, an interest holder in PPGP IX and a member of the Issuer’s board of directors, and the PPGP IX Managing Members are the managing members of PPGP IX and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris IX. PHCT GP is the general partner of Polaris HCT and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris HCT. Terrance McGuire, an interest holder in PHCT GP and a member of the Issuer’s board of directors, and the PHCT GP Managing Members are the managing members of PHCT GP and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Polaris HCT.

(2)

Based on 111,245,660 shares of Common Stock outstanding (including shares issued upon the full exercise by the underwriters of their option to purchase additional shares in the Offering), as reported by the Issuer in the Prospectus.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Jonathan Flint
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,233,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,233,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,233,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of: (i) 3,120,194 shares held of record by Polaris V, (ii) 60,814 shares held of record by Polaris EF V, (iii) 21,374 shares held of record by Polaris FF V and (iv) 31,198 shares held of record by Polaris SFF V. PVMC V is the general partner of each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V. The PVMC V Managing Members are the managing members of PVMC V and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V.

(2)

Based on 111,245,660 shares of Common Stock outstanding (including shares issued upon the full exercise by the underwriters of their option to purchase additional shares in the Offering), as reported by the Issuer in the Prospectus.

CUSIP No. 00534A102	13D
Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Adagio Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 303 Wyman Street, Suite 300, Waltham, MA 02451.

Item 2. Identity and Background.

(a) This Statement is being filed by Polaris Venture Partners V, L.P. (“Polaris V”), Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“Polaris EF V”), Polaris Venture Partners Founders’ Fund V, L.P. (“Polaris FF V”), Polaris Venture Partners Special Founders’ Fund V, L.P. (“Polaris SFF V”), Polaris Partners IX, L.P. (“Polaris IX”), Polaris Healthcare Technology Opportunities Fund, L.P. (“Polaris HCT”), Polaris Venture Management Co. V, L.L.C. (“PVMC V”), Polaris Partners GP IX, L.L.C. (“PPGP IX”), Polaris Healthcare Technology Opportunities Fund GP, L.L.C. (“PHCT GP”, and together with Polaris V, Polaris EF V, Polaris FF V, Polaris SFF V, Polaris IX, Polaris HCT, PVMC V and PPGP IX, the “Reporting Entities”) and Terrance McGuire (“McGuire”), a member of the Issuer’s board of directors (the “Board”) and Jonathan Flint (“Flint” and together with McGuire, the “Reporting Individuals”). The Reporting Entities and the Reporting Individuals are collectively referred to as the “Reporting Persons”. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, if any, and other than those securities reported herein as being held directly by such Reporting Person.

(b) The address of the principal offices of each Reporting Entity and the business address each Reporting Individual is One Marina Park Drive, 10th Floor, Boston, MA 02210.

(c) Polaris V, Polaris EF V, Polaris FF V, Polaris SFF V, Polaris IX and Polaris HCT are each a venture capital investment entity. PVMC V is the general partner of each of Polaris V, Polaris EF V, Polaris FF V and Polaris SFF V. PPGP IX is the general partner of Polaris IX. PHCT GP is the general partner of Polaris HCT. Flint and McGuire, a member of the Board, are the managing members of PVMC V (the “PVMC V Managing Members”). Each of David Barrett, Brian Chee, Amir Nashat and Amy Schulman are the managing members of each of PPGP IX (the “PPGP IX Managing Members”) and PHCT GP (the “PHCT GP Managing Members”).

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of PVCM V, PPGP IX and PHCT GP are limited liability companies organized under the laws of the State of Delaware. Each of Polaris V, Polaris EF V, Polaris FF V, Polaris SFF V, Polaris IX and Polaris HCT are limited partnerships organized under the laws of the State of Delaware. Each of the Reporting Individuals is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

In July 2020, (i) Polaris V purchased 361,850 shares of the Issuer’s Series A preferred stock for a purchase price of $8.00 per share and an aggregate purchase price of $2,894,800.00, (ii) Polaris EF V purchased 7,052 shares of the Issuer’s Series A preferred stock for a purchase price of $8.00 per share and an aggregate purchase price of $56,416.00, (iii) Polaris FF V purchased 2,479 shares of the Issuer’s Series A preferred stock for a purchase price of $8.00 per share and an aggregate purchase price of $19,832.00, (iv) Polaris SFF V purchased 3,619 shares of the Issuer’s Series A preferred stock for a purchase price of $8.00 per share and an aggregate purchase price of $28,952.00 and (v) Polaris IX purchased 875,000 shares of the Issuer’s Series A preferred stock for a purchase price of $8.00 per share and an aggregate purchase price of $7,000,000.00.

In October 2020, (i) Polaris V purchased 85,061 shares of the Issuer’s Series B preferred stock for a purchase price of $56.72 per share and an aggregate purchase price of $4,824,659.92, (ii) Polaris EF V purchased 1,658 shares of the Issuer’s Series B preferred stock for a purchase price of $56.72 per share and an aggregate purchase price of $94,041.76, (iii) Polaris FF V purchased 583 shares of the Issuer’s Series B preferred stock for a purchase price of $56.72 per share and an aggregate purchase price of $33,067.76, (iv) Polaris SFF V purchased 850 shares of the Issuer’s Series B preferred stock for a purchase price of $56.72 per share and an aggregate purchase price of $48,212.00, and (v) Polaris IX purchased 44,076 shares of the Issuer’s Series B preferred stock for a purchase price of $56.72 per share and an aggregate purchase price of $2,499,990.72.

In April 2021, (i) Polaris V purchased an aggregate of 123,574 shares of the Issuer’s Series C preferred stock for a purchase price of $78.08578 per share and an aggregate purchase price of $9,649,372.18, (ii) Polaris EF V purchased an aggregate of 2,409 shares of the Issuer’s Series C preferred stock for a purchase price of $78.08578 per share and an aggregate purchase price of $188,108.64, (iii) Polaris FF V purchased an aggregate of 846 shares of the Issuer’s Series C preferred stock for a purchase price of $78.08578 per share and an aggregate purchase price of $66,060.57, (iv) Polaris SFF V purchased an aggregate of 1,235 shares of the Issuer’s Series C preferred stock for a purchase price of $78.08578 per share and an aggregate purchase price of $96,435.94, (v) Polaris IX purchased an aggregate of 32,016 shares of the Issuer’s Series C preferred stock for a purchase price of $78.08578 per share and an aggregate purchase price of $2,499,994.33, and (vi) Polaris HCT purchased an aggregate of 64,032 shares of the Issuer’s Series C preferred stock for a purchase price of $78.08578 per share and an aggregate purchase price of $4,999,988.66.

On August 10, 2021, effective upon the closing of the Issuer’s initial public offering of its Common Stock (the “Offering”), each share of the Issuer’s preferred stock automatically converted into 5 shares of the Issuer’s Common Stock for no consideration, which resulted in (i) Polaris V holding 2,852,425 shares of Common Stock, (ii) Polaris EF V holding 55,595 shares of Common Stock, (iii) Polaris FF V holding 19,540 shares of Common Stock, (iv) Polaris SFF V holding 28,520 shares of Common Stock, (v) Polaris IX holding 4,755,460 shares of Common Stock and (vi) Polaris HCT holding 320,160 shares of Common Stock (collectively, the “Conversion”).

In addition, on August 10, 2021 in connection with the Offering, (i) Polaris V purchased an additional 267,769 shares of the Issuer’s Common Stock for a purchase price of $17.00 per share and an aggregate purchase price of $4,552,073.00, (ii) Polaris EF V purchased an additional 5,219 shares of the Issuer’s Common Stock for a purchase price of $17.00 per share and an aggregate purchase price of $88,723.00, (iii) Polaris FF V purchased an additional 1,834 shares of the Issuer’s Common Stock for a purchase price of $17.00 per share and an aggregate purchase price of $31,178.00, (iv) Polaris SFF V purchased an additional 2,678 shares of the Issuer’s Common Stock for a purchase price of $17.00 per share and an aggregate purchase price of $ $45,526.00, (v) Polaris IX purchased an additional 45,000 shares of the Issuer’s Common Stock for a purchase price of $17.00 per share and an aggregate purchase price of $765,000 and (vi) Polaris HCT purchased an additional 177,500 shares of the Issuer’s Common Stock for a purchase price of $17.00 per share and an aggregate purchase price of $3,017,500.00 (collectively, the “Purchase”). Following the Conversion and the Purchase, each of Polaris V, Polaris EF V, Polaris FF V, Polaris SFF V, Polaris IX and Polaris IX directly held such number of shares of Common Stock set forth in Item 11 of their respective Cover Pages.

All shares of the capital stock of the Issuer purchased by each Polaris V, Polaris EF V, Polaris FF V, Polaris SF V, Polaris IX and Polaris HCT have been purchased using investment funds provided to such funds by their respective limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

McGuire is a member of the Board. In addition, McGuire, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s non-employee director compensation policy, which became effective upon the effective date of the Registration Statement (as defined below).

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements each of Polaris V, Polaris EF V, Polaris FF V, Polaris SFF V, Polaris IX and Polaris HCT, the general partner and limited partners of each such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with its purchase of shares of the Issuer’s Series C preferred stock, each of Polaris V, Polaris EF V, Polaris FF V, Polaris SFF V, Polaris IX, Polaris HCT and certain of the Issuer’s other investors entered into a Second Amended and Restated Investors’ Rights Agreement, dated April 16, 2021, with the Issuer (the “Rights Agreement”). After the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s Registration Statement on Form S-1 (File No. 333- 257975) declared effective by the Commission on August 5, 2021 (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Offering, each of Polaris V, Polaris EF V, Polaris FF V, Polaris SFF V, Polaris IX, Polaris HCT and McGuire entered into a lock-up agreement, pursuant to which each such party agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by each of Polaris V, Polaris EF V, Polaris FF V, Polaris SFF V, Polaris IX, and Polaris HCT, respectively, for 180 days following the date of the final prospectus for the Offering. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including McGuire. The indemnification agreement requires the Issuer, among other things, to indemnify McGuire for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by McGuire in any action or proceeding arising out of his service as a director. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the indemnification agreement, a form of which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

McGuire, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to each of the Issuer’s 2021 Equity Incentive Plan (the “Option Plan”), and the Issuer’s non-employee director compensation policy (the “Compensation Plan”). The terms and provisions of the Option Plan and the Compensation Plan are described in the Registration Statement and the full text of which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated August 20, 2021, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Second Amended and Restated Investors’ Rights Agreement, dated April 16, 2021, by and among the Issuer and certain of its stockholders (filed as Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on July 16, 2021 (SEC File No. 333-257975) and incorporated herein by reference).

Exhibit 3:	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on August 2, 2021 (SEC File No. 333-257975) and incorporated herein by reference).

Exhibit 4:	Form of Indemnification Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on August 2, 2021 (SEC File No. 333-257975) and incorporated herein by reference).

Exhibit 5:	2021 Equity Incentive Plan (filed as Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on August 2, 2021 (SEC File No. 333-257975) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2021

POLARIS VENTURE PARTNERS V, L.P.
By: Polaris Venture Management Co. V, L.L.C.

By: *

Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.
By: Polaris Venture Management Co. V, L.L.C.

By: *

Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.
By: Polaris Venture Management Co. V, L.L.C.

By: *

Authorized Signatory

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.
By: Polaris Venture Management Co. V, L.L.C.

By: *

Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By: *

Authorized Signatory

POLARIS PARTNERS IX, L.P.
By: Polaris Partners GP IX, L.L.C.

By:	/s/ Lauren Crockett

Name:	Lauren Crockett
Title:	General Counsel

POLARIS PARTNERS GP IX, L.L.C.

By:	/s/ Lauren Crockett

Name:	Lauren Crockett
Title:	General Counsel

POLARIS HEALTHCARE TECHNOLOGY OPPORTUNITIES FUND, L.P.
By: Polaris Healthcare Technology Opportunities Fund GP, L.L.C.

By:	/s/ Lauren Crockett

Name:	Lauren Crockett
Title:	General Counsel

POLARIS HEALTHCARE TECHNOLOGY OPPORTUNITIES FUND GP, L.L.C.

By:	/s/ Lauren Crockett

Name:	Lauren Crockett
Title:	General Counsel

TERRANCE MCGUIRE

By: *

Authorized Signatory

JONATHAN FLINT

By: *

Authorized Signatory

*By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Attorney-in-Fact

[*This Schedule 13D was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]